AB 10/5

Amendment

10/4

06050849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 (A) ~~PART III~~

SECURITIES AND EXCHANGE COMMISSION RECEIVED SEP 15 2006 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-65461

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANGELES CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 South Grand Avenue, Suite 700
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Battison, III 213-683-5396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles (City), CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED OCT 06 2006 THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION RECEIVED SEP 15 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/5

OATH OR AFFIRMATION

I, William J. Battison, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Angeles Capital Group, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~State of California~~
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 4th day of April, 20 06, by William J. Battison III, personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ~~Notary Public~~

Signature

Managing Director

Title

RENEE S. HERSCOVICI
COMM. #1438570
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. Sept. 9, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Angeles Capital Group, LLC
520 South Grand Ave., Suite 700
Los Angeles, CA 900071

April 7, 2006

To Whom It May Concern:

Angeles Capital Group, LLC issued its December 31, 2005 annual filing of audited financial statements prior to the due date of March 1, 2006. Subsequently it was brought to our attention that the report as submitted did not contain the following:

1. Facing Page (Form X-17A-5 part III) and oath of Affirmation

2. Information relating to the Possession or Control Requirements under SEC Rule 15c3-3.

In response to the NASD letter dated March 21, 2006, we are submitting the following:

Facing Page and Oath of Affirmation signed by the principal, William J. Battison III, previously submitted but singed by the FINOP, Elizabeth Tractenberg.

Note 4 – Information relating to the Possession or Control Requirements under SEC Rule 15c3-3.

We are submitting these updated pages to the audit report along with the Oath of Affirmation, signed and sworn by an Officer of Fortune Securities, Inc.

Please be kind enough to replace 7 in your copy of the Angeles Capital Group, LLC December 31, 2005 audited financial statements.

Sincerely,

Elizabeth Tractenberg
FINOP

NOTE 4 – EXEMPTION FROM THE SEC RULE 15C3-3

Angeles Capital Group, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Angeles Capital Group, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 i.

Angeles Capital Group, LLC is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k) (2) (i) exemptive provision. The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, The Company has complied with the exemptive provisions throughout the year ended December 31, 2005.